

**OMB APPROVAL**

OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden
hours per response .........12.00

UNITED STATES
IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8-48941 |

### FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT AS OF ___12/31/02___
<sub></sub>MM/DD/YY

---

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**J. BRIAN SCHAER, SOLE PROPRIETOR**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**141 West Jackson Boulevard, Suite 1910-A**
(No. and Street)

RECEIVED
MAR 0 3 2003
203

| **Chicago** | **Illinois** | **60604** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

| **Jacqueline Sloan** | **(312) 663-8466** |
|---|---|
| | (Area Code – Telephone No) |

---

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Ryan & Juraska, Certified Public Accountants**
(Name – if individual, state last, first, middle name)

| **141 West Jackson Boulevard, Suite 3520** | **Chicago** | **Illinois** | **60604** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**
  [X] Certified Public Accountant
  [ ] Public Accountant
  [ ] Accountant not resident in United States or any of its possessions.

---

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be
supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

MAR 1 9 2003

**RYAN & JURASKA**
CERTIFIED PUBLIC ACCOUNTANTS
141 WEST JACKSON BOULEVARD
CHICAGO, ILLINOIS 60604
TEL: (312) 922-0062
FAX: (312) 922-0672

## INDEPENDENT AUDITORS' REPORT

To the Sole Proprietor
J. Brian Schaer, Sole Proprietor

We have audited the accompanying statement of financial condition of J. Brian Schaer, Sole Proprietor as of December 31, 2002 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Sole Proprietor. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of J. Brian Schaer, Sole Proprietor as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statement and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statement taken as a whole.

*Ryan & Juraska*

Chicago, Illinois
January 24, 2003

## J. BRIAN SCHAER, SOLE PROPRIETOR

## STATEMENT OF FINANCIAL CONDITION
### as of December 31, 2002

### ASSETS

| | | |
|---|---|---:|
| Receivables from broker-dealer | $ | 1,421,058 |
| Securities owned, at market | | |
| Long stocks | | 3,307,913 |
| Long options | | 328,836 |
| Investment in broker-dealer | | 10,000 |
| | $ | 5,067,807 |

### LIABILITIES AND SOLE PROPRIETOR'S CAPITAL

**Liabilities**

| | | |
|---|---|---:|
| Securities sold, not yet purchased, at market | | |
| Short stocks | $ | 1,520,396 |
| Short options | | 328,284 |
| Payables to broker-dealer | | 8,204 |
| | | 1,856,884 |
| **Sole Proprietor's Capital** | | 3,210,923 |
| | $ | 5,067,807 |

See accompanying notes.

**J. BRIAN SCHAER, SOLE PROPRIETOR**

**NOTES TO STATEMENT OF FINANCIAL CONDITION**
**as of December 31, 2002**

1. **Organization and Business**

J. Brian Schaer, Sole Proprietor (the "Sole Proprietor") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Chicago Board Options Exchange. The Sole Proprietor engages primarily in the proprietary trading of exchange-traded equity securities, equity options, index options, futures contracts and options on futures contracts.

2. **Summary of Significant Accounting Policies**

Revenue Recognition

Securities transactions and related commission revenue and expenses are recorded on a settlement date basis. Generally Accepted Accounting Principles normally requires an entity to record securities transactions on a trade date basis, however, a majority of brokers and dealers record most securities transactions on the settlement date rather than on the trade date. The difference between trade date and settlement date accounting is not material to the Sole Proprietor's financial position at December 31, 2002, nor material to the results of its operations for the year then ended.

Income Taxes

No provision has been made for income taxes as the taxable income or loss is included in the income tax return of the Sole Proprietor.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Sole Proprietor to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. **Fair Value of Financial Instruments**

Securities owned, securities sold, not yet purchased, and other financial instruments used for trading purposes are recorded in the statement of financial condition at market value, with related unrealized profit or loss included in net trading gain in the statement of operations. As the Sole Proprietor operates as a broker-dealer, all financial instruments are stated at a value which approximates fair value.

4. **Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk**

In the normal course of business the Sole Proprietor enters into transactions in derivative financial instruments and other financial instruments with off-balance sheet risk which include exchange-traded equity and index options, futures contracts, options on futures contracts and short stocks.

Futures contracts provide for the delayed delivery/receipt of securities or money market instruments with the seller/buyer agreeing to make /take delivery at a specified date, at a specified price.

Options and options on futures contracts grant the purchaser, for the payment of a premium, the right to either purchase from or sell to the writer a specified instrument under agreed terms. As a writer of options and options on futures contracts, the Sole Proprietor receives a premium in exchange for bearing the risk of unfavorable changes in the price of the securities or money market instruments underlying the options.

Securities sold, not yet purchased, represent obligations of the Sole Proprietor to deliver specified securities and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance sheet risk as the Sole Proprietor's ultimate obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the statement of financial condition.

All financial instruments with off-balance sheet risk and other derivative financial instruments are held for trading purposes.

Risk arises from the potential inability of counterparties or exchanges to perform under the terms of the contracts (credit risk) and from changes in the values of securities, interest rates, currency exchange rates or equity index values (market risk).

The contractual or notional amounts related to derivative financial instruments reflect the volume and activity and do not reflect the amounts at risk. At December 31, 2002 the Sole Proprietor held no open futures or futures options contracts. At December 31, 2002, the contract or notional amounts of derivative financial instruments held for trading purposes were as follows:

|  |  | Millions |
|---|---|---|
| Equity and index options held | $ | 4.4 |
| Equity and index options written |  | 4.1 |

In the Sole Proprietor's opinion, market risk is substantially diminished when all financial instruments, including stocks owned and sold, not yet purchased, are aggregated.

At December 31, 2002, a significant credit concentration consisted of approximately $3.2 million, representing the market value of the Sole Proprietor's trading accounts carried by the clearing broker, First Options of Chicago, Inc. The Sole Proprietor does not consider any credit risk associated with this receivable to be significant.

## J. BRIAN SCHAER, SOLE PROPRIETOR

## NOTES TO STATEMENT OF FINANCIAL CONDITION, Continued
## as of December 31, 2002

5. **Trading Activities**

The Sole Proprietor trades in exchange traded equities, equity options, index options, futures contracts and options on futures contracts.

The fair value of derivatives represents unrealized gains and losses on open futures contracts and options contracts at market value. At December 31, 2002, the Sole Proprietor held no open futures or futures options contracts. The following table discloses the approximate fair values of derivative financial instruments held for trading as of December 31, 2002, as well as the approximate quarterly average fair values of derivatives held during 2002:

|  | December 31, 2002 | Average During 2002 |
|---|---|---|
| Equity & index options assets | $ 328,000 | $ 396,000 |
| Equity & index options liabilities | (328,000) | (336,000) |

6. **Clearing Agreement**

The Sole Proprietor has a Joint Back Office ("JBO") clearing agreement with First Options of Chicago, Inc. ("FOC"). The agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement, the Sole Proprietor has invested $10,000 in the preferred shares of FOC. The Sole Proprietor's investment in FOC is reflected as investment in broker-dealer in the statement of financial condition. Under the rules of the Chicago Board Options Exchange, the agreement requires that the Sole Proprietor maintain a minimum net liquidating equity of $1 million with FOC, exclusive of the preferred stock investment.

7. **Net Capital Requirements**

The Sole Proprietor is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1) and has elected to use the basic method as permitted by this rule. Under this rule, the Sole Proprietor is required to maintain "net capital" equal to the greater of $100,000 or 6 and 2/3 % of "aggregate indebtedness", as defined.

At December 31, 2002, the Sole Proprietor had net capital and net capital requirements of $2,281,339 and $100,000, respectively.

**SUPPLEMENTAL SCHEDULES**

## FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART III

| BROKER OR DEALER: **J. BRIAN SCHAER, SOLE PROPRIETOR** | as of **December 31, 2002** |
|---|---|

## COMPUTATION OF NET CAPITAL

1. Total ownership (from Statement of Financial Condition- Item 1800)      $ 3,210,923 [3480]

2. Deduct: Ownership equity not allowable for net capital      [3490]

3. Total ownership equity qualified for net capital      $ 3,210,923 [3500]

4. Add:
   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital      $ [3520]
   B. Other (deductions) or allowable subordinated liabilities      [3525]

5. Total capital and allowable subordinated liabilities      $ 3,210,923 [3530]

6. Deductions and/or charges:
   A. Total non-allowable assets from Statement of Financial Condition
   (Investment in broker-dealer)      $ 10,000 [3540]
       1. Additional charges for customers' and non-customers' security accounts      [3550]
       2. Additional charges for customers' and non-customers' commodity accounts      [3560]
   B. Aged fail-to-deliver      [3570]
       1. Number of items      [3450]
   C. Aged short security differences- less
   reserved of      [3460]      [3580]
       2. Number of items      [3470]
   D. Secured demand note deficiency      [3590]
   E. Commodity futures contract and spot commodities proprietary capital charges      [3600]
   F. Other deductions and/or charges      [3610]
   G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7)and (c)(2)(x)      [3615]
   H. Total deduction and/or charges      $ (10,000) [3620]

7. Other additions and/or allowable credits (List)      [3630]

8. Net Capital before haircuts on securities positions      $ 3,200,923 [3640]

9. Haircuts on securities (computed, where applicable pursuant to 15c3-1(f)):
   A. Contractual securities commitments      [3660]
   B. Subordinated securities borrowings      [3670]
   C. Trading and Investment securities
       1. Bankers' acceptance, certificates of deposit, and commercial paper      [3680]
       2. U.S. and Canadian government obligations      [3690]
       3. State and municipal government obligations      [3700]
       4. Corporate obligations      [3710]
       5. Stocks and warrants      [3720]
       6. Options      [3730]
       7. Arbitrage      [3732]
       8. Other securities      $ 702,805 [3734]
   D. Undue concentration      216,779 [3650]
   E. Other (List)      [3736]      $ (919,584) [3740]

10. Net Capital      $ 2,281,339 [3750]
                                                    OMIT PENNIES

**Note: There are no material differences between the audited computation of net capital and that per the Company's unaudited FOCUS report as filed.**

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART III

| BROKER OR DEALER: | **J. BRIAN SCHAER, SOLE PROPRIETOR** | as of **December 31, 2002** |
|---|---|---|

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

**Part A**

| | | | | |
|---|---|---|---|---|
| 11. | Minimum net capital required (6-2/3% of line 19) | $ | - | [3756] |
| 12. | Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ | 100,000 | [3758] |
| 13. | Net capital requirement (greater of line 11 or 12) | $ | 100,000 | [3760] |
| 14. | Excess net capital (line 10 less 13) | $ | 2,181,339 | [3770] |
| 15. | Excess net capital at 1000% (line 10 less 10% of line 19) | $ | 2,181,339 | [3780] |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | | |
|---|---|---|---|---|
| 16. | Total A.I. liabilities from Statement of Financial Condition | $ | - | [3790] |
| 17. | Add:<br>A. Drafts for immediate credit   [3800]<br>B. Market value of securities borrowed for which no equivalent value is paid or credited   [3810]<br>C. Other unrecorded amounts (List)   [3820] | | | [3830] |
| 18. | Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii) ) | | | [3838] |
| 19. | Total aggregate indebtedness | $ | - | [3840] |
| 20. | Percentage of aggregate indebtedness to net capital (line 19 – by line 10) | | | [3850] |
| 21. | Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19- by line 10 less item 4880 page 11) | | | [3853] |

## COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

**Part B**

| | | | | |
|---|---|---|---|---|
| 22. | 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c-3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits | | | [3870] |
| 23. | Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ | - | [3880] |
| 24. | Net capital requirement (greater of line 22 or 23) | $ | - | [3760] |
| 25. | Excess net capital (line 10 less 24) | $ | - | [3910] |
| 26. | Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8) | | | [3851] |
| 27. | Percentage of Net Capital, after anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880, page 11 ÷ by line 17 page 8) | | | [3854] |
| 28. | Net capital in excess of:<br>5% of combined aggregate debit items or $300,000 | $ | - | [3920] |

## OTHER RATIOS

**Part C**

| | | | |
|---|---|---|---|
| 29. | Percentage of debit to debt-equity total computed in accordance with Rule 15c3-1(d) | | [3860] |
| 30. | Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital | | [3852] |

**NOTES:**

A. The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of **aggregate** indebtedness or **2% of aggregate debits if alternative method is used.**

B. Do not deduct the value of securities borrowed under subordination agreements of secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use ofSole PROPRIETOR(contra to item 1740) and partners securities which were included in non-allowable assets.

C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

**J. BRIAN SCHAER, SOLE PROPRIETOR**

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS**
**PURSUANT TO RULE 15c3-3**
**as of December 31, 2002**

The Sole Proprietor did not handle any customer cash or securities during the year ended December 31, 2002 and does not have any customer accounts.

**J. BRIAN SCHAER, SOLE PROPRIETOR**

**COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS**
**PURSUANT TO RULE 15c3-3**
**as of December 31, 2002**

The Sole Proprietor did not handle any proprietary accounts of introducing brokers during the year ended December 31, 2002 and does not have any PAIB accounts.

**J. BRIAN SCHAER, SOLE PROPRIETOR**

**INFORMATION RELATING TO THE POSSESSION OR CONTROL**
**REQUIREMENTS UNDER RULE 15c3-3**
**as of December 31, 2002**

The Sole Proprietor did not handle any customer cash or securities during the year ended December 31, 2002 and does not have any customer accounts.

**RYAN & JURASKA**
CERTIFIED PUBLIC ACCOUNTANTS
141 WEST JACKSON BOULEVARD
CHICAGO, ILLINOIS 60604
TEL: (312) 922-0062
FAX: (312) 922-0672

## INDEPENDENT AUDITORS' REPORT
## ON INTERNAL CONTROL

To the Sole Proprietor of
J. Brian Schaer, Sole Proprietor

In planning and performing our audit of the statement of financial condition of J. Brian Schaer, Sole Proprietor (the "Sole Proprietor") as of December 31, 2002, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statement and not to provide assurance on the internal control.

Also, as required by Rule 17A-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); and (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13. We did not review the practices and procedures followed by the Sole Proprietor in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Sole Proprietor does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Sole Proprietor is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the proceeding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Sole Proprietor has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statement in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the proceeding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

Our review indicated that the Sole Proprietor, although not exempt from Rule 15c-3-3, had no reporting requirements because it did not transact a business in securities directly with or for other than members of a national securities exchange and did not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4) and that, as of December 31, 2002, no facts came to our attention to indicate that such conditions were not complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Chicago Board Options Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Ryan & Juraska*

Chicago, Illinois
January 24, 2003